Exhibit 99.1

BUSINESS REPORT

(From January 1, 2021 to December 31, 2021)

THIS IS AN ENGLISH TRANSLATION OF THE BUSINESS REPORT ORIGINALLY PREPARED IN THE KOREAN LANGUAGE (IN SUCH FORM AS REQUIRED BY THE KOREAN FINANCIAL SERVICES COMMISSION). THIS ENGLISH TRANSLATION IS NOT OFFICIAL AND IS PROVIDED FOR INFORMATION PURPOSES ONLY.

UNLESS EXPRESSLY STATED OTHERWISE, ALL INFORMATION CONTAINED HEREIN IS PRESENTED ON BOTH CONSOLIDATED AND NON-CONSOLIDATED BASIS IN ACCORDANCE WITH THE KOREAN-INTERNATIONAL FINANCIAL REPORTING STANDARDS (K-IFRS) WHICH DIFFER IN CERTAIN RESPECTS FROM GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CERTAIN OTHER COUNTRIES, INCLUDING THE UNITED STATES. WE HAVE MADE NO ATTEMPT TO IDENTIFY OR QUANTIFY THE IMPACT OF THESE DIFFERENCES.

BUSINESS REPORT

(From January 1, 2021 to December 31, 2021)

To:    Korean Financial Services Commission and Korea Exchange

/s/ Kim, Hag-Dong
Kim, Hag-Dong
Representative Director & Vice Chairman,
POSCO HOLDINGS INC. (Former POSCO)

POSCO Center, 440 Teheran-ro, Gangnam-gu, Seoul, Korea, 06194

Telephone: +82-54-220-0114

/s/ Chung, Kyung-Jin
Chung, Kyung-Jin
Executive Vice President
POSCO HOLDINGS INC. (Former POSCO)

POSCO Center, 440 Teheran-ro, Gangnam-gu, Seoul, Korea, 06194

Telephone: +82-54-220-0114

Independent auditors’ reports on both Consolidated and Separate financial statements were filed to the SEC respectively on March 16, 2022.

•	Report for consolidated financial statements :

File/Film Number    001-13368    22743735

•	Report for separate financial statements :

File/Film Number    001-13368    22743748

As of the date of submission of this business report is after the Vertical Spin-off whereas the report was prepared as of the end of FY 2021

I. OVERVIEW

1. Scope of Business

A.	POSCO (the “Company” as of December 31, 2021)

The Company’s business scope is as follows :

Business

(1) To manufacture, market, promote, sell and distribute iron, steel and rolled products;

(2) To engage in harbor loading and unloading, transportation and warehousing businesses;

(3) To engage in the management of professional athletic organizations;

(4) To engage in the supply of gas and power generation as well as in the distribution business thereof and in the resources development business;

(5) To engage in leasing of real estate and distribution businesses;

(6) To engage in the supply of district heating business;

(7) To engage in marine transportation, processing and sales of minerals within or outside of Korea;

(8) To engage in educational service and other services related to business;

(9) To engage in manufacture, process and sale of non-ferrous metal;

(10) To engage in technology license sales and engineering business; and

(11) To engage in all other conducts, activities or businesses which are related, directly or indirectly, to the attainment and continuation of the foregoing purposes

B.	POSCO Enterprise Group

(1)	Name of the Enterprise Group: POSCO (as of December 31, 2021)

(2)	Companies Belonging to the Enterprise Group

POSCO, POSCO CHEMICAL CO., LTD, POSCO INTERNATIONAL Corporation, POSCO COATED & COLOR STEEL Co., Ltd., POSCO ICT, POSCO M-TECH, Busan E&E Co., Ltd., SNNC, eNtoB Corporation, UITrans LRT Co. Ltd., POSCO O&M Co., Ltd., POSCO Humans, POSCO ENGINEERING & CONSTRUCTION., LTD., POSCO Research Institute, POSCO A&C, TANCHEON E&E, Pohang Scrap Recycling Distribution Center Co., Ltd., POSCO NIPPON STEEL RHF JOINT VENTURE CO., Ltd., POSCO-Terminal Co., Ltd., POSCO ENERGY CO., LTD., Gale International Korea, LLC, POSCO Venture Capital Co., Ltd., Pohang Special Welding Co., Ltd., POSCO MITSUBISHI CARBON TECHNOLOGY, Samcheok Blue Power Co.,Ltd. (By change of name from POSPower Co., Ltd), Songdo Posco family Housing, POSCO Group University, POSCO Research & Technology, Songdo Development PMC (Project Management Company) LLC., Korea Fuel-Cell, POSCO SPS, P&O Chemical Co., Ltd., POSCO LITHIUM SOLUTION Co., Ltd, POSCO HY Clean Metal Co., Ltd., NEH Co., Ltd.

(3)	Related Laws and Regulations

The Korea Fair Trade Commission has designated POSCO as an Enterprise Group subject to the limitations on Cross Shareholding and Debt Guarantee for Affiliates under the Monopoly Regulation and Fair Trade Act (the “MRFTA”).

Details

(a)	Prohibition on Cross Shareholdings (Article 9 (1) of the MRFTA)

(b)	Prohibition on Debt Guarantees for Affiliated Corporations (Article 10-2 of the MRFTA)

(c)	Prohibition on Shareholding of Venture Capitals for Subsidiaries (Article 9 (3) of the MRFTA)

(d)	Limitation of Voting Rights of Financial or Insurance Companies (Article 11 of the MRFTA)

(e)	Resolution of the Board of Directors and Publication on Large-Scale Intra-Group Transaction (Article11-2 of the MRFTA)

(f)	Disclosure of Important Facts such as Unlisted Shares (Article 11-3 of the MRFTA)

(g)	Disclosure of a corporate group (Article 11-4 of the MRFTA)

(h)	Report on Status of Shareholding (Article 13 of the MRFTA)

2. Business Organization

A. Highlights of the Company’s Business Organization

•	As of the date of submission of this business report (after the Vertical Spin-off), the name and location of the company is as follow whereas the report was prepared as of the end of FY 2021

(1)	Location of the Headquarters, Steel Works and Offices

	Before the Vertical Spin-off (FY2021)	After the Vertical Spin-off (From March 2, 2022~)
Name	POSCO	POSCO Holdings Inc.

Location of the Headquarters	6261 Donghaean-ro (Goedong-dong), Nam-gu, Pohang-si, Gyeongsangbuk -do, Korea	POSCO Center, 440 Teheran-ro, Gangnam-gu, Seoul, Korea, 06194

Steel Works and Offices

(a)   Pohang Steel Works: 6262 Donghaean-ro (Dongchon-dong), Nam-gu, Pohang-si, Gyeongsangbuk-do, Korea

(b)   Gwangyang Steel Works: 20-26 Pokposarang-gil (Geumho-dong), Gwangyang-si, Jeollanam-do, Korea

(c)   Overseas Offices: In order to support international businesses, the Company operates five overseas offices as follows:

United Arab Emirates(Dubai), Brazil(Rio de Janeiro), Argentina(Jujuy), European Union(Germany), and Australia(Perth).

(2)	Major Changes in the Board of Directors (as of March 12, 2021)

(a)	Inside Directors

•	Re-appointment :

Choi, Jeong-Woo (Representative Director & CEO), Kim, Hag-Dong (President), Chon, Jung-Son (Senior Executive Vice President), Jeong, Tak (Senior Executive Vice President)

•	Newly-appointed :

Chung, Chang-Hwa (Senior Executive Vice President)

(b)	Outside Directors

•	Newly-appointment : Yoo, Young-Sook, Kwon, Tae-Kyun

(c)	Audit Committee Member

•	New member : Kim, Sung-Jin (Outside director)

(3)	Changes of the Major Shareholders of POSCO

(a)	Since January 30, 2007, National Pension Service holds the largest number of common shares of POSCO.

(b)

For further reference, please refer to the public disclosures of changes in common shares of the largest shareholder on Financial Supervisory Service website (http://dart.fss.or.kr) with the filing dates given below:

January 30, 2007, July 27, 2007, January 29, 2008, July 25, 2008, January 21, 2009, March 2, 2009, July 22, 2009, October 9, 2009, January 26, 2010, July 20, 2010, January 28, 2011, July 22, 2011, January 31, 2012, August 1, 2012, February 1, 2013, August 1, 2013, January 14, 2014, January 23, 2014, July 29, 2014,January 23, 2015, August 5, 2015, January 6, 2016, January 26, 2016, March 15, 2016, April 12, 2016, July 4, 2016, July 5, 2016, July 21, 2016, October 7, 2016, October 11, 2016, January 10, 2017, April 10, 2017, July 12, 2017, October 13, 2017, January 10, 2018, April 11, 2018, July 9, 2018, October 10, 2018, January 9, 2019, April 9, 2019, July 9, 2019, October 8, 2019, January 8, 2020, February 10, 2020, March 11, 2020, April 7, 2020, May 8, 2020, June 3, 2020, July 7, 2020, August 6, 2020, September 7, 2020, and October 8, 2020, November 4, 2020, December 4, 2020, January 7, 2021, February 4, 2021, March 5, 2021, April 6, 2021, May 6, 2021, June 2, 2021, July 6, 2021, July 28, 2021, August 9, 2021, August 12, 2021, October 8, 2021

B. POSCO’s Merger, Acquisition and Handover of Businesses

(1)	March 2016 : Small scale merger of POSHIMETAL Co., Ltd into POSCO

(2)	May 2016 : Small scale merger of POSCO Green Gas Technology into POSCO

(3)	January 2019 : Small scale merger of POSCO Processing & Service Co., Ltd into POSCO

(4)	September 2019 : Small scale merger of By-Product Hydrogen Generation Business from POSCO ENERGY into POSCO after spin-off

(5)	March 2022 : Completion of Vertical Spin-off

Classification	Company Name	Business Unit
Surviving Company	POSCO Holdings Inc.	Development of future business portfolios and management of group’s businesses

New Company	POSCO	Production and sale of steel

C. Major Changes in Production Facilities

Refer to the ‘II. Business (5. Production and Facilities)’

3. Equity Capital

A. New Issuance of Registered Common Stock

[None]

4. Other Information Regarding Shares

A. Total Number of Shares

(As of December 31, 2021)
Authorized Shares	Issued Shares
200,000,000	87,186,835

Currency of the Republic of Korea is Korean Won (“KRW”).

Par Value: KRW 5,000 per share

B. Treasury Stock Holding and Cancellation

						(As of December 31, 2021)
Method of Purchase	Type	Beginning Balance	Increased	Decreased	Cancelled	Ending Balance
Direct		7,071,194	—	—	—	7,071,194
Trust Contract	Common Stock	4,100,169	4,879,969	4,490,069	—	4,490,069
Total		11,171,363	4,879,969	4,490,069	—	11,561,263

*

The trust contract to engage in repurchases of treasury stocks was entered on April 10, 2020 and was terminated on April 12, 2021. Further details with regard to the issuance of exchangeable bonds and the decision to dispose treasury stocks are publicized on Financial Supervisory Service and Korea Exchange on August 13, 2021.

**

Aforementioned number of treasury stocks includes 2,980,162 treasury stocks which are subject to the exchange of exchangeable bonds issued by the company on September 1, 2021. The treasury stock subject to this exchange is finalized at the time the exchange right is exercised and is currently deposited with the Korea Securities Depository.

***	The company has disposed of 223,605 treasury stocks to the employee stock ownership association on February 25, 2022.

5. Voting Rights

	(As of December 31, 2021)
Classification	Number of Common Shares		Remarks
(1) Number of Issued Shares	87,186,835		—
(2) Shares without Voting Rights	11,561,263		Treasury stock and trust holding
(3) Shares with Voting Rights	75,625,572	*	—

*	The above “(3) Shares with Voting Rights” is the number of shares based on holding voting rights as of December 31, 2021.

6. Earnings and Dividends

		(In millions of KRW)
	2021	2020	2019
(Consolidated) Profit*	6,617,239	1,602,148	1,835,087
(Separate) Profit	5,181,227	965,863	1,175,712
Earnings per Share (Consolidated, KRW)	85,377	20,165	22,823
Cash Dividend Paid	1,285,635	620,287	801,156
Pay-out Ratio (Consolidated, %)	19.4	38.7	43.7
Dividend per Share (KRW)	17,000	8,000	10,000
Dividend Yield (%)	6.0	3.0	4.1

*	(Consolidated) Profit : Profit attributable to owners of the controlling company
**	Earnings per Share is based on consolidated financial statement prepared in K-IFRS
***

The above Cash Dividend Paid, Dividend per Share and the related indexes include the year-end cash dividend, KRW 5,000/share, which will be approved at the 54th Ordinary General Meeting of Shareholders.

7. Stock Prices and Trading Volumes

The stock prices and trading volumes of POSCO for the last 6 months are as follows.

A. The Korean Stock Market

					(KRW/share, In thousands of shares)
		July 2021	August 2021	September 2021	October 2021	November 2021	December 2021
Common share	Highest Price	367,500	360,000	375,000	328,000	300,500	295,000
	Lowest Price	330,000	308,000	330,000	296,000	261,000	274,500
	Average Price	346,227	332,048	351,342	315,868	281,795	283,932
Trading volume	Daily highest	838	886	651	791	755	1,158
	Daily lowest	198	263	238	244	220	159
	Monthly	9,709	9,340	8,096	7,259	8,417	9,557

B. New York Stock Exchange

					(USD/ADS*, In thousands of ADS*)
		July 2021	August 2021	September 2021	October 2021	November 2021	December 2021
American Depositary Share (ADS)	Highest Price	79.8	77.2	79.2	69.5	63.5	61.8
	Lowest Price	71.4	65.7	69.0	63.3	55.2	57.5
	Average Price	75.4	71.4	74.3	67.0	59.6	60.0
Trading volume	Daily highest	378.2	372.7	331.4	258.9	791.9	334.0
	Daily lowest	85.3	109.2	132.3	78.8	112.8	98.8
	Monthly	3,126	4,003	4,028	3,546	5,176	4,080

*	ADS : American Depositary Share representing one-fourth of one share of Common Stock

II. BUSINESS

1. Overview

A. Classification of Business

We classify our business into four segments:

Steel, Trading, Engineering & Construction, and Others.

B. Summary of Financial Status of Segment

					(In millions of KRW)
Segment	2021		2020			2019
	Sales	Operating Income (Loss)	Sales	Operating Income (Loss)	Sales	Operating Income (Loss)
Steel	41,093,405	8,123,117	28,892,877	1,372,852	32,078,453	2,786,517
Trading	25,065,608	488,884	19,345,222	394,954	22,157,131	542,724
Engineering & Construction	6,398,366	424,085	6,576,170	385,048	6,944,629	338,865
Others	3,774,966	202,003	2,978,527	250,181	3,186,635	200,749
Total	76,332,345	9,238,089	57,792,796	2,403,035	64,366,848	3,868,855

2. Business Status of Segments

A. Steel

(1) Summary of Business

There are 62 consolidated companies in the steel segment, including 2 domestic companies including POSCO and POSCO C&C, and 60 overseas companies including POSCO (Zhangjiagang) Stainless Co., Ltd. in China and overseas processing centers. POSCO produces steel materials such as hot rolled, cold rolled and stainless steel at Pohang Works and Gwangyang Works. POSCO C&C is a company specializing in manufacturing surface-treated steel products, POSCO (Zhangjiagang) Stainless Co., Ltd., is a stainless steel sheet manufacturer and seller, and there are other overseas processing centers that process and sell steel materials.

The steel industry is a fundamental industry that has taken pivotal roles in the national economic development since the 1970s by supplying basic steel materials to demanding industries such as automobiles, shipbuilding, home appliances, construction, etc. The steel industry is a capital and technology-intensive industry that requires enormous initial investments.

World crude steel production has increased every year since 2017 due to China’s continued implementation of its economic stimulus policy. Though the global crude steel production has decreased in 2020 affected by COVID-19, it has increased by +4.6% year-on-year to 1.951 billion tons in 2021 due to the economic recovery. Korea’s crude steel production also increased by +5.2% year-on-year to 71 million tons. Global steel demand declined in the first half of 2020 affected by the spread of COVID-19. However, the steel demand showed a recovery mainly in China from the second half of 2020 as the demand industry recovered. In 2021, there was a difference depending on the pace of recovery by country and industry, but overall demand growth remained solid.

The Korean steel market is tariff-free, and especially within the Northeast Asian region, there is little difference in logistics costs among Korea, China and Japan, so it can be viewed as an open market. All iron ore and coking coal that are the main raw materials for steel manufacturing, are imported. In order to secure stable raw materials sourcing, the company is continuously increasing purchases through raw material development investments by acquiring shares of overseas raw materials companies. Environmental regulations for the steel industry are being strengthened. To protect the environment, POSCO has continuously invested in environmental facilities and has been actively responding to future environmental changes such as low-carbon and green growth by commercializing the world’s first eco-friendly steel manufacturing method, FINEX and so on.

In the steel industry, automobiles, shipbuilding, and construction are the main demand industries, and steel products are used as raw materials for these demand industries. In terms of sales, the proportion of domestic sale is 60% of total sales and export sales are around 40%, and by export region, the proportion of China, Southeast Asia, and Japan is high. POSCO maintains order based production and sales system, and to secure stable sales, the proportion of direct sales to customers in domestic sales is maintained at about 60%. Under holding company system, the company will focus on the following management activities: First, POSCO Holdings will strengthen its steel business‘s future steel competitiveness by creating an eco-friendly steel base. Second, POSCO Holdings will step up its efforts to make secondary battery material business as a global top-tier by supporting its quantitative growth and securing differentiated competitiveness. Third, the company will cultivate its hydrogen business abilities in line with the market growth and expand venture investment in order to discover the group’s future growth engines. Fourth, POSCO Holdings will shift the direction of the group businesses such as Energy/Construction/Agri-Bio to promote eco-friendly value and expand growth opportunities.

(2) Market Share

					(Millions of Tons, %)
	2021		2020		2019
Category	Production	Market share	Production	Market share	Production	Market share
Crude Steel Production	70.6	100%	67.1%	100%	71.4%	100%
POSCO	38.3	54.2%	35.9%	53.5%	38.0%	53.2%
Others	32.3	45.8%	31.2%	46.5%	33.4%	46.7%

Source: World Steel Association (www.worldsteel.org)

B. Trading

(1) Market Share

		(Millions of US Dollars)
Category	2021	2020	Growth Rate
All Trading Companies in Korea	644,438	512,498	25.74%
POSCO International Corp.	8,741	5,341	63.66%

Source: Korea International Trade Association

(2) Summary of Businesses

POSCO International and its consolidated subsidiaries engage in three major businesses: trading, energy and others. In addition, POSCO International maintains a global network of over 80 subsidiaries and branches in major overseas regions. In the case of the trading business, POSCO International has been actively developing and expanding new businesses in fields such as secondary battery material business, agro-commodities and LNG trading based on the know-how accumulated over a long period of time in the traditional trading business and through its vast overseas networks. In the energy business, POSCO International conducts businesses such as natural gas and crude oil development, LNG infrastructure, natural resources and power generation infrastructure.

In addition to trading and energy business, POSCO International is actively exploring new business opportunities by establishing task force teams of four industries(smart farm, eco-friendly materials, green mobility, hydrogen) that have great growth potential. Meanwhile, the company strengths business basis of those new industries and creates synergy effects by supporting marketing of small and medium-sized domestic companies with its abundant trade experiences and broad networks around the world.

C. Engineering & Construction

POSCO E&C engages in mainly 3 businesses: plant, infrastructure and construction industry.

Plant business mainly focused on constructing integrated steel mills but it will be more focusing on electric furnace and investment of hydrogen-based reduction ironmaking process in line with global eco-friendly trend. In infrastructure business, the investment of eco-friendly facilities, expressways and railroads is expected to increase followed by government’s green new deal policy and wide-area transportation 2030 policy. In the construction business, based on its know-how in the construction of skyscrapers and commercial complexes, POSCO E&C involves in a new city and private complex development projects.

D. Others

(1) POSCO ENERGY

POSCO ENERGY started its commercial operation in February, 1972 as the only privately-owned power plant in Korea. Since the early 1990’s, POSCO ENERGY continuously remodeled and built additional power plants meeting the increased demand for electricity in Korea. POSCO ENERGY acquired the LNG terminal business from POSCO in 2019, providing an opportunity to expand the LNG value chain. The LNG terminal business operates stable business structure through businesses such as tank rental, small scale LNG business, and ship trial run. POSCO ENERGY plans to secure stable profit base through the expansion of the LNG terminal in the future and grow into a general energy company focused on gas and power.

POSCO Energy has established a new fuel cell business division since 2007 to carry out projects such as manufacturing fuel cell facilities, marketing, long-term O&M services, and operating direct fuel cell power plants. The company has divided this specific sector and established Korea Fuel Cell Co., Ltd in order to strengthen business specialty and improve management efficiency.

(2) POSCO ICT

Based on the competitiveness in ICT, POSCO ICT has expanded Smart Factory and provided IT solutions to POSCO and POSCO subsidiaries. POSCO ICT has expanded Smart Factory based on the world’s first continuous process platform “PosFrame” and next-generation production optimization system “MES 3.0”. POSCO ICT has been actively applying smart technology for strategic businesses in manufacturing, logistics, trade, and energy sectors, such as building MES at the POSCO CHEMICAL’s anode and cathode material factory, spreading the Smart Management of POSCO International, and spreading the Intelligent Power Plant of POSCO Energy in order to promote the digital transformation of POSCO subsidiaries and other businesses.

(3) POSCO CHEMICAL

POSCO CHEMICAL operates mainly 3 businesses: refractory, quicklime & chemical and energy material. In the refractory business, POSCO CHEMICAL produces and maintains refractories. In the quicklime & chemical business, POSCO CHEMICAL produces quicklime and chemical products such as coal tar and light oil. In the energy material business, POSCO CHEMICAL provides cathode and anode materials which are the main components for secondary cells: cathode, anode, electrolyte and separation membrane. Due to environment-friendly policy with less carbon emission worldwide, demands for Energy Storage System and Electric Vehicle are expected to grow continuously.

The company’s cathode material production capacity is expected to increase from 61 thousand tons/year in 2021 to 106 thousand tons/year in 2025. Furthermore, the production capacity of anode materials is expected to increase significantly from 40 thousand tons/year in 2021 to 275 thousand tons/year in 2025.

(4) POSCO M-TECH

POSCO M-TECH is a specialized supplier of steel products packaging and steel supplementary materials such as aluminum deoxidizers. In the case of steel products packaging, POSCO M-TECH continuously develops packaging automated molding machines and applies environment-friendly packaging materials. In addition, aluminum deoxidizers engage in primarily 3 types : Pellet, Mini-Pellet and Ingot. POSCO M-TECH has expanded the sales of aluminum deoxidizers in overseas markets.

3. Key Products

A. Sales of Key Products (The Year 2021)

			(In hundred millions of KRW, %)

Business Area	Item	Specific Use	Total Sales	Ratio
Steel	Hot-rolled Product (HR)	Steel pipe, Shipbuilding, etc.	125,297	19.7%
	Cold-rolled Product (CR)	Automobile , Home appliances, etc.	199,285	31.4%
	Stainless Steel Products	Tableware, pipes, etc.	122,434	19.3%
	Others	Plates, Wire rods, etc.	188,473	29.6%
	Gross Sum		635,489	100.0%
	Deduction of Internal Trade		(224,555)
	Sub Total		410,934
Trading	Steel, Metal		363,486	80.3%
	Chemical, Strategic Item, Energy		40,887	9.0%
	Others		48,531	10.7%
	Gross Sum		452,904	100.0%
	Deduction of Internal Trade		(202,248)
	Sub Total		250,656
Engineering & Construction	Domestic Construction	Architecture	35,633	48.1%
		Plant	13,272	17.9%
		Civil Engineering	6,771	9.1%
		Others	1,763	2.4%
	Overseas Construction		8,097	10.9%
	Owned Construction		7,736	10.4%
	Others		853	1.2%
	Gross Sum		74,125	100.0%
	Deduction of Internal Trade		(10,141)
	Sub Total		63,984
Others	Electricity Sales, etc.		67,879
	Deduction of Internal Trade		(30,129)
	Sub Total		37,750
Total Sum			763,323

B. Price Movement Trends of Key Products

	(In thousands of KRW/ Tons, KRW/kWh)

Business Area	Products	2021	2020	2019
Steel	Hot-rolled Product (HR)	970	622	695
	Cold-rolled Product (CR)	1,035	759	800

Others	Electric Power	98	72	94
	Refractory	913	965	1,073
	Lime	104	106	111

Trade and Engineering & Construction businesses are not reflected on the table above due to difficulties in measuring the price movement trend.

[Steel]

(1)	Criteria for Calculation

(a)	Subjects for Calculation: Unit sales prices of the standard hot-rolled product and cold-rolled product

(b)	Calculation Method and Unit: The average price of each product based on its total sales including the freight costs during the given period.

(2)	Factors of Price Changes

Since 2016, prices have continued to rise, but after a slight decline in 2019 as the domestic and overseas demand industry worsened, prices fell sharply due to COVID-19 in 2020.

In 2020, sales prices of major products fell year-on-year due to the contraction of the steel demand industry affected by COVID-19. In contrast, rapid recovery of the demand industry and tight steel supply condition influenced by Chinese government’s steel production control and export regulation policies pushed the steel products’ price up sharply in 2021.

[Others]

(1)	Criteria for Calculation

(a)	Electric Power = Price of electric power / Total amount of power generated

(b)	Refractory and lime: Average sales price including freight cost

4. Major Raw Materials

A. Current Status of Major Raw Materials

(In hundred millions of KRW)
Business Area	Type of Purchase	Item	Specific Use	Purchase Amount (Portion, %)	Remarks
Steel	Raw Materials	Materials for Iron-making	Iron Ore for Blast Furnaces	172,485 (60.9)	Iron Ore, Coal
		Sub-materials	Sub-materials for Iron-making, Steelmaking	53,015 (18.7)	Iron Material, Alloy Iron, Non-ferrous Metal, Limestone, etc.
		Stainless Steel Materials	Key Materials for STS Production	57,610 (20.4)	Nickel, Ferrochrome, STS Scrap Iron, etc.
Engineering & Construction	Raw Materials	Ready-mixed Concrete	Construction of Structure	1,783 (14.2)
		Steel Reinforcement	Strengthening Concrete	2,202 (17.5)
		Cable	Electricity Transfer	207 (1.6)
		Steel Pile	Foundation of Structure	266 (2.1)
		Others	Construction of Pipe and Structure etc.	8,131 (64.6)
Others	Raw Materials	LNG	Material for Power Generation	12,788 (58.8)
		Limestone	Production of Lime	934 (4.3)
		Others	Engineering business etc.	8,024 (36.9)

B. Price Movement Trends of Major Raw Materials

		(In thousands of KRW)
Business Area	Category	2021	2020	2019
Steel	Iron Ore(per ton)	169	120	102
	Coal(per ton)	257	147	207
	Scrap Iron(per ton)	563	348	347
	Nickel(per ton)	21,130	16,254	16,148
Engineering & Construction	Ready-mixed Concrete (per m3)	68	65	63
	Steel Pile (per m)	272	102	136
	Steel Reinforcement (per kg)	1	1	1
	Cable (per m)	1	1	1
Others	LNG (per ton)	702	484	668
	Lime (per ton)	19	19	20

[Steel]

Price Movement Trend of Major Raw Materials

(1) Iron Ore										(In US Dollars/ Tons)

	’21.4Q	’21.3Q	’21.2Q	’21.1Q	’20.4Q	’20.3Q	’20.2Q	’20.1Q	’19.4Q	’19.3Q	’19.2Q	’19.1Q
Trend of International Benchmark Price (Free On Board, “FOB”)	96	148	188	158	126	110	88	83	80	92	94	77

(2) Coal										(In US Dollars/ Tons)

	’21.4Q	’21.3Q	’21.2Q	’21.1Q	’20.4Q	’20.3Q	’20.2Q	’20.1Q	’19.4Q	’19.3Q	’19.2Q	’19.1Q
Trend of International Benchmark Price (FOB)	369	264	137	127	109	115	118	155	140	161	203	206

(3) Scrap Iron										(In US Dollars/ Tons)

	’21.4Q	’21.3Q	’21.2Q	’21.1Q	’20.4Q	’20.3Q	’20.2Q	’20.1Q	’19.4Q	’19.3Q	’19.2Q	’19.1Q
Trend of Purchase Price (Cost and Freight, “CFR”)	527	500	497	443	361	289	254	274	270	290	312	325

(4) Nickel

	’21.4Q	’21.3Q	’21.2Q	’21.1Q	’20.4Q	’20.3Q	’20.2Q	’20.1Q	’19.4Q	’19.3Q	’19.2Q	’19.1Q
Trend of London Metal Exchange (“LME”) Cash Price	USD 8.99 /lb USD 19,821/ton	USD 8.68 /lb USD 19,125/ton	USD 7.87 /lb USD 17,359/ton	USD 7.97 /lb USD 17,570/ton	USD 7.23 /lb USD 15,930/ton	USD 6.45 /lb USD 14,210/ton	USD 5.54 /lb USD 12,215/ton	USD 5.77 /lb USD 12,723/ton	USD 7.01 /lb USD 15,450/ton	USD 7.05 /lb USD 15,540/ton	USD 5.56 /lb USD 12,258/ton	USD 5.61 /lb USD 12,369/ton

LME : London Metal Exchange

[Engineering and Construction]

(1) Criteria for Calculation

Products	Criteria for Calculation
Ready-mixed Concrete	Standard 25-210-15
Steel Pile	SPIRAL, 609.6, 9T, STP275, KS F 4602
Steel Reinforcement	SD400 D10mm
Cable	TFR-3, 0.6/1KV, 2.5SQ, 2C

[Others]

(1)	Criteria for Calculation

<POSCO ENERGY>

LNG: The average price between LNG purchased from Korea Gas Corporation and LNG purchased directly from foreign suppliers

<POSCO CHEMICAL>

Refractory and lime: Purchase prices including freight costs

5. Production and Facilities

A. Production Capacity

[Steel]

		(Thousands of Tons)
Business Area	Products	2021	2020	2019
Steel	Crude Steel	45,330	45,330	47,534

[Others]

(Electric Power: MW/year, Lime: Thousands of Tons/year)
Business Area	Products		2021	2020	2019
Power Generation	Electric Power	Incheon	3,412	3,412	3,412
		Gwangyang	—	—	284
		Pohang	—	—	290
Lime	Lime		2,190	2,196	2,190

B. Production Result and Capacity Utilization Rate

[Steel]

(1) Production

		(Thousands of Tons)
Products		2021	2020	2019
Crude Steel		42,964	40,579	42,948
Products	Hot-Rolled Steel	9,243	9,128	8,739
	Plate	6,832	7,009	7,191
	Wire Rod	2,688	2,666	2,756
	Pickled-Oiled Steel	2,880	2,432	2,967
	Cold-Rolled Products	7,898	6,795	7,416
	Coated Steel	7,446	6,316	6,526
	Electrical Steel	1,032	826	819
	Stainless Steel	4,099	3,900	3,850
	Others	3,106	4,691	5,761
	Total	45,224	43,763	46,025

The amount of products is the aggregate amount of POSCO’s production and production of POSCO subsidiaries, which may include interested parties’ transactions.

(2) Capacity Utilization Rate

			(Thousands of Tons, %)
	Company	Capacity	Production	Utilization Rate
Crude Steel Production	POSCO	40,680	38,263	94.1%
	PT.KRAKATAU POSCO	3,000	3,135	104.5%
	POSCO YAMATO VINA STEEL JOINT STOCK COMPANY	550	577	104.9%
	POSCO (Zhangjiagang) Stainless Steel Co., Ltd.	1,100	989	89.9%
	Total	45,330	42,964	94.8%

POSCO YAMATO VINA STEEL JOINT STOCK COMPANY had production capacity of crude steel 1,100 thousand tons/year: section steel 550 thousand tons/year and reinforcing bar 550 thousand tons/year. However, after the exit of the reinforcing bar business in November 2019, the current crude steel production capacity is 550 thousand tons/year.

Trade and Engineering & Construction businesses are not reflected on the table due to difficulties in measuring capacity, production and utilization rate of such businesses.

[Others]

(1) Production Result

			(Gwh, Thousands of Tons)
Business Area	Products	2021	2020	2019
Power Generation	Electric Power	13,493	13,998	15,928
Lime	Lime	2,477	2,345	2,542

(2) Capacity Utilization Rate

				(Hour, %)
Business Area	Products	2021 Capacity	2020 Production	Utilization Rate
Power Generation	Incheon Power Plant	8,760	5,516	63.0%

			(Thousands of Tons, %)
Business Area	Products	Capacity	Production	Utilization Rate
Lime	Lime	2,190	2,477	111.7

C. Production Facilities

(1) The current status of production facilities

[Land]

				(In millions of KRW)
Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	2,013,822	—	(169,543)	—	1,844,279
Trade	50,688	133,032	—	—	183,720
Engineering & Construction	25,579	65	—	—	25,644
Others	499,998	149,074	—	—	649,072

[Buildings]

				(In millions of KRW)
Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	3,258,592	268,388	(26,297)	(292,941)	3,207,742
Trade	374,644	125,241	(7,724)	(30,114)	462,047
Engineering & Construction	81,702	11,705	—	(2,251)	91,156
Others	446,462	21,599	—	(24,556)	443,505

[Structures]

				(In millions of KRW)
Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	2,433,141	310,184	(26,126)	(206,931)	2,510,268
Trade	2,071	25,025	—	(1,783)	25,313
Engineering & Construction	4,456	539	(54)	(427)	4,514
Others	585,558	36,375	(1,104)	(29,129)	591,700

[Machinery and Equipments]

				(In millions of KRW)
Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	14,864,929	2,106,344	(564,358)	(2,156,684)	14,250,231
Trade	266,848	149,068	—	(42,562)	373,354
Engineering & Construction	5,071	1,706	(36)	(1,013)	5,728
Others	1,720,459	301,210	(70,208)	(160,618)	1,790,843

[Vehicles]

				(In millions of KRW)
Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	22,881	29,171	(10,682)	(10,122)	31,248
Trade	5,469	4,491	(2,331)	(1,692)	5,937
Engineering & Construction	1,133	1,767	(1,145)	(364)	1,391
Others	7,673	4,239	(1,336)	(3,122)	7,454

[Tools and Fixtures]

				(In millions of KRW)
Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	54,166	28,434	(19,441)	(18,203)	44,956
Trade	1,363	35,304	(7,106)	(7,870)	21,691
Engineering & Construction	1,027	936	(228)	(447)	1,288
Others	3,745	15,940	(5,412)	(4,413)	9,860

[Equipment]

				(In millions of KRW)
Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	66,145	92,561	(22,072)	(28,543)	108,091
Trade	25,298	14,618	(7,583)	(9,917)	22,416
Engineering & Construction	3,532	10,006	(8,205)	(1,626)	3,707
Others	32,484	10,814	(3,634)	(7,716)	31,948

[Financial Lease Assets]

				(In millions of KRW)
Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	490,290	179,727	(16,637)	(43,716)	609,664
Trade	95,191	134,521	(93,075)	(48,462)	88,175
Engineering & Construction	82,876	78,034	(48,889)	(40,443)	71,578
Others	105,343	46,462	(12,107)	(41,369)	98,329

[Biological Assets]

(In millions of KRW)
Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	—	—	—	—	—
Trade	149,965	42,374	(28,393)	(9,264)	154,682
Engineering & Construction	—	—	—	—	—
Others	—	—	—	—	—

[Assets under Construction]

				(In millions of KRW)
Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	1,438,271	2,049,509	(2,211,860)	(164,906)	1,111,014
Trade	58,150	68,397	(64,863)	(25,650)	36,034
Engineering & Construction	2,043	515	(397)	—	2,161
Others	119,076	711,682	(154,800)	—	675,958

(2) New Facility Establishment, Purchase, Etc.

(a) Investments under Construction

[Steel]	(In hundred millions of KRW)

Company		Date	Project	Total Investment	Invested Amount	Amount to Be Invested
POSCO	Expansion/ Establishment	October 2008 ~ December 2026	P) Establishment of #6 Coke plant	17,121	7,236	9,885
		November 2021 ~ December 2025	G) Increased production capacity of electrical steel for eco-friendly vehicles in Gwangyang	9,088	2	9,086
	Maintenance/ Improvement	September 2015 ~ October 2028	P) Improvement of #2 Hot strip mill furnace	11,579	3,259	8,320
		August 2020 ~ August 2022	G) 2nd renovation of #4 Furnace	3,307	1,586	1,722
POSCO SPS	Expansion/ Establishment	October 2020 ~ January 2022	Machinery, etc (HEV)	101	38	63
		February 2021 ~ January 2022	Cheonan factory	123	102	21
		June 2021 ~ March 2022	Machinery, etc.(Pohang)	152	3.0	149
PT. KRAKATAU POSCO	Expansion/ Establishment	July 2021 ~ August 2022	Establishment of SPM (Skin Pass Mill)	117	32	85

P stands for Pohang Steel Works.
G stands for Gwangyang Steel Works.
Ongoing investments over KRW 10 billion as of December 31, 2020 are listed on the table.

[Others]	(In hundred millions of KRW)

Company		Date	Project	Total Investment	Invested Amount	Amount to Be Invested
POSCO ICT	Establishment/ Expansion	January 2020 ~ December 2021	System improvement, IT facility purchase, etc.	194	14	180
	Establishment/ Expansion	January 2020 ~ December 2021	Expansion of SM server	148	67	81
POSCO CHEMICAL	Establishment/ Expansion	July 2020 ~ November 2022	The 3rd stage of cathode material factory in Gwangyang	2,895	1,653	1,242
	Establishment/ Expansion	November 2020 ~ March 2024	The 4th stage of cathode material factory in Gwangyang	2,758	869	1,889
	Establishment/ Expansion	December 2021 ~ August 2022	The stage of cathode material factory in Pohang	272	240	32
	Establishment/ Expansion	November 2019 ~ December 2022	The 2nd stage of production line up expansion in #2 anode material factory	1,651	1,225	426
	Establishment/ Expansion	February 2020 ~ May 2024	Establishment of artificial graphite anode factory	2,177	1,142	1,035
	Establishment/ Expansion	November 2019 ~ December 2021	Renovation of refractory factory for production increase	499	499	0
	Establishment/ Expansion	October 2020 ~ November 2022	Facilities rationalization of refractory sintering plant in Pohang	327	21	306
POSCO Energy	Establishment/ Expansion	March 2020 ~ December 2021	Expansion of evaporator for Gwangyang LNG Terminal	360	304	56
	Establishment/ Expansion	January 2021 ~ June 2024	Gwangyang LNG #6 Tank	1,437	341	1,096
POSCO M-TECH	Establishment/ Expansion	November 2021 ~ June 2023	Prevent safety risks and increase logistics/manpower management efficiency	113	0	113

Ongoing investments over KRW 10 billion as of December 31, 2020 are listed on the table.

6. Product Sales

[Steel]	(In hundred millions of KRW)

Items		2021	2020	2019
Domestic	Hot-Rolled Products	70,117	39,663	42,605
	Cold-Rolled Products	54,864	37,870	39,716
	Stainless Steel	35,722	23,746	21,167
	Others	94,737	63,111	77,026
Export	Hot-Rolled Products	55,180	37,368	41,064
	Cold-Rolled Products	144,421	101,808	125,658
	Stainless Steel	86,712	72,140	80,181
	Others	93,736	66,877	70,667
Total	Gross Sum	635,489	442,583	498,084
	Internal Transaction	(224,555)	(153,654)	(177,299)
	Total	410,934	288,929	320,785

[Trading]	(In hundred millions of KRW)

Items		2021	2020	2019
Domestic	Merchandise	63,137	33,565	29,315
	Product	8,757	2,028	5,120
	Others	1,174	240	1,101
Export	Merchandise	137,741	75,922	69,347
	Product	1,223	528	205
	Others	207	1,191	638
Trades among the 3 countries		240,665	209,446	270,522
Gross Sum		452,904	322,920	376,248
Internal Transaction		(202,248)	(129,468)	(154,677)
Total		250,656	193,452	221,571

[Engineering & Construction]	(In hundred millions of KRW)

	Items	2021	2020	2019
Domestic	Building	35,633	42,761	44,681
	Plant	13,272	12,887	10,953
	Civil Engineering	6,771	6,177	6,098
	Others	1,763	—	—
	Overseas	8,097	7,089	7,190
	Own Construction	7,736	4,866	5,712
	Other Subsidiary company sales	853	2,320	2,246
	Gross Sum	74,125	76,100	76,880
	Internal Transaction	(10,141)	(10,338)	(7,434)
	Total	63,984	65,762	69,446

[Others]

	(In hundred millions of KRW)
Items	2021	2020	2019
Electric Power Sales	37,750	29,785	31,866

7. Derivatives

We use forward exchange contracts to hedge against the exchange rate risk for foreign currency loans. As of December 31, 2021, we assessed the fair value of our currency swap contracts to be USD 0.5 billion(expiring August, 2023), USD 0.5 billion(expiring July, 2024) USD 0.5 billion(expiring November, 2022), USD 0.5 billion(expiring January, 2023), USD 0.44 billion(expiring January, 2025), and EUR 0.5 billion(expiring January, 2024).

The transaction gain of forward exchange contracts is KRW 16,300 million(expiring April, 2021). Also, we recognized KRW 261,963 million of valuation gain on currency swap contracts. The transaction gain of currency swap contracts is KRW 2,910 million.

8. Significant Contracts

Company	Contract	Date	Remarks
POSCO	Small scale merger of POSCO Processing &Service	August 2018

1)  Purpose: To increase operational efficiency

2)  Information: POSCO Processing & Service(POSCO P&S) is merged into POSCO

•   The merger ratio is 1 : 0.1456475 (POSCO : POSCO P&S)

•   POSCO will distribute its treasury shares to the shareholders of POSCO P&S, and new shares will not be issued.

3)  Conclusion of a contract: August 23, 2018

4)  Date of merger: January 1, 2019

5)  Registration of merger: February 1, 2019

	Small scale merger withBy-product Hydrogen Generation Business after spin-off from POSCO ENERGY	April 2019

1)  Purpose: To increase operational efficiency

2)  Information: By-product Hydrogen Generation Business of POSCO ENERGY will be merged into POSCO

•   The merger ratio is 1 : 0.1145836 (POSCO : POSCO ENERGY)

3)  Conclusion of a contract: April 16, 2019

4)  Date of merger: September 1, 2019

5)  Registration of merger: September 9, 2019

	LNG Terminal Business Transfer Agreement	April 2019

1)  Business transferee: POSCO ENERGY

2)  Conclusion of a contract: April 16, 2019

3)  Date of transfer: September 1, 2019

4)  Transfer amount : KRW 608,019 million

5)  Information: LNG Terminal Business of POSCO in Gwangyang will be transferred to POSCO ENERGY

POSCO International Corporation	Investment on the 2nd stage development of A-1 / A-3 block in Myanmar gas field	June 2018

1)  Investment amount: KRW 511,709,005,500 (USD 473,235,000)

2)  Development period: August 1, 2017 ~ December 31, 2022

3)  Gas production schedule: By additionally developing Shwe gasfield and newly developing Shwe Phyu gasfield, production will start in 2021 from Shwe and 2022 from Shwe Phyu

4)  Other Information

•   Location: North-west offshore, Myanmar

•   This investment is the 2nd stage of development, which consists of 3 stages in Myanmar gas field development. The purpose of investment is to maintain current gas production level by completing more drilling and adding more production wells to current Shwe platform.

•   In July 2018, facility design and construction began, and production is scheduled to start in 2021 in Shwe and in 2022 in She Phyu. But the development period includes the duration of feasibility test and basic design from August 2017 to May 2018.

•   POSCO International Corporation : 51.0%

•   ONGC VIDESH(Oil and Natural Gas Corporation Videsh Limited) : 17.0%

•   MOGE(Myanmar Oil and Gas Enterprise): 15.0%

•   GAIL (India) Limited : 8.5%

•   KOGAS(Korea Gas Corporation): 8.5%

•   Investment size of USD 473,235 thousand, applying the exchange rate of 1USD=1,081.30 KRW, was disclosed on the date of the BOD resolution (May 31, 2018).

•   Detailed information and future timeline on this resource development investment is subject to change.

   Disclosure date : May 31, 2018 (Decision on natural resources investment)

	Small scale merger with Steel segment after spinoff from POSCO Processing &Service	November 2016

1)  Purpose: Expanding the company’s capabilities in steel trading business and enhancing global competitiveness of the company’s steel business

2)  Information: POSCO International merges with the steel segment and others of POSCO P&S at the merger ratio of 1: 0.4387662, after the spin off from POSCO P&S

3)  Conclusion of a contract: November 4, 2016

4)  Date of merger: March 1, 2017

5)  Registration of merger: March 2, 2017

	Split-off of Domestic steel processing businesses	October 2019

1)  Purpose : To specialize in steel processing business by splitting-off business division

2)  Method : Split-off

3)  Resolution date of Board of Directors : October 25, 2019

4)  Shareholders’ meeting for approval : March 30, 2020

5)  Date of Split-off : March 31, 2020

6)  Registration date of Split-off : April 3, 2020

	Investment on the 3rd stage development of A-1 / A-3 block in Myanmar gas field	June 2020

1)  Investment amount: KRW 365,786,302,000

2)  Development period: September 1, 2019 ~ December 31, 2024

3)  Schedule : Installation Completion of low-pressure gas compression platform and commenced operation in 2024

4)  Other Information

•   Location: North-west offshore, Myanmar

•   This investment is the 3rd stage of development, which consists of 3 stages in Myanmar gas field development. The purpose of investment is to maintain current gas production level stably by installing low-pressure gas compression platform.

•   In the first quarter of 2021, the design and production of the equipment for this work will be started, and it is planned to start operation in 2024. The “(2) Development period” above is the period including the basic design progress period, September 2019 to September 2020.

•   Participation rate of each company in gas production and offshore pipeline transportation business

•   POSCO International Corporation : 51.0%

•   ONGC VIDESH(Oil and Natural Gas Corporation Videsh Limited) : 17.0%

•   MOGE(Myanmar Oil and Gas Enterprise): 15.0%

•   GAIL (India) Limited : 8.5%

•   KOGAS(Korea Gas Corporation): 8.5%

•   Investment size of USD 315,170 thousand, applying the exchange rate of 1USD=1,160.60 KRW, which is the date of the BOD resolution.

•   Detailed information and future timeline on this resource development investment is subject to change.

   POSCO International disclosure date :

September 22, 2020 (Decision on natural resources investment)

	Decision to acquire shares of Senex Energy (Australia)	December 2021

1)  Purpose : To specialize in steel processing business by splitting-off business division

2)  Method : Cash acquisition

3)  Resolution date of Board of Directors : December 10, 2021

4)  Acquisition amount (Expected) : KRW 371,971,889,470

5)  Number of shares acquired (Expected) : 92,819,070 Shares

6)  Expected date of acquisition : March 31, 2022

7)  equity structure (after acquisition of shares) :

•   POSCO International : 50.1%

•   Hancock Energy (Australia) : 49.9%

POSCO ENGINEERING & CONSTRUCTION	Small scale merger with POSCO ENGINEERING CO., LTD.	November 2016

1)  Purpose: Production and development of land gas field in eastern Australia

2)  Information: POSCO E&C merges with POSCO Engineering at the merger ratio of 1:0, and POSCO E&C will not be issuing new shares

3)  Conclusion of a contract: November 23, 2016

4)  Date of merger: February 1, 2017

5)  Registration of merger: February 14, 2017

POSCO O&M	Small scale merger with Blue O&M and MegaAsset	February 2019

1)  Purpose: Enhancing foundation of growth by improving management efficiency and creating synergies among businesses

2)  Information: POSCO O&M merges with Blue O&M and MegaAsset

3)  Date of merger: February 1, 2019

4)  Registration of merger: February 11, 2019

POSCO ENERGY	Contract of Shares Transfer	July 2018

1)  Contract Parties: Nonghyup Bank(The third agent of KIAMCO PowerEnergy Private Special Assets Investment Trust), Doosan Heavy Industries & Construction, POSCO E&C, Industrial Bank of Korea(The first agent of Multi Asset POSPower Samcheok coal-fired private investment trust)

2)  Signed Date: July, August, 2018

3)  Contract Amount : KRW 343,706 million

4)  Information: Contract of shares transfer for disposal of 68.5%(July) and 2.5%(August) POSPower shares

	Spin-off By-product Hydrogen Generation Business for merger into POSCO	April 2019

1)  Contract counterpart: POSCO

2)  Conclusion of a contract: April 16, 2019

3)  Date of merger: September 1, 2019

4)  Merger payment : KRW 1,163,692 million (No issuance of new shares from POSCO)

5)  Information : POSCO merges with Hydrogen Generation Business of POSCO ENERGY at the merger ratio of 1:0.1145836

	LNG Terminal Business Transfer Agreement	April 2019

1)  Business transferor: POSCO

2)  Conclusion of a contract: April 16, 2019

3)  Date of transfer: September 1, 2019

4)  Transfer amount : KRW 608,019 million

5)  Information: LNG Terminal Business of POSCO in Gwangyang will be transferred to POSCO ENERGY

	Merger	May 2020

1)  Contract counterpart : PSC Energy Global Co., Ltd.

2)  Signed date : May 26, 2020

3)  Date of merger : August 1, 2020

4)  Merger ratio : 1.0000000 : 0.0000000

5)  Information : POSCO ENERGY merges PSC Energy Global Co., Ltd., a wholly owned subsidiary of POSCO ENERGY

POSCO YAMATO VINA STEEL JOINT STOCK COMPANY (Former, SS VINA JOINT STOCK COMPANY	Joint stock contract with YAMATO KOGYO CO., LTD. and SIAM YAMATO STEEL CO., LTD. to improve business structure	March 2020

1)  Purpose: To improve business structure by collaborating with leading company in section steels

2)  Information: POSCO’s 100% share of POSCO SS VINA changes to 51% YAMATO KOGYO CO., LTD. takes 30% of shares and SIAM YAMATO STEEL CO., LTD. takes 19% of shares.

3)  Conclusion of a contract: March 18, 2020

4)  Registration of joint stock company : April 28, 2020

9. Research and Development

A. Research and Development (“R&D”) Organization

Business Area	Company	Organization
Steel	POSCO	Steel Production and Technology Strategy Office
Environmental Planning Office
Technical Research Laboratories
Steel Product Research Lab
Process and Engineering Research Lab
Automotive Steel Research Lab
Steel Solution Research Lab
LiB Materials Business Office
	POSCO COATED & COLOR STEEL Co,. Ltd.	Production & Marketing Strategy Office
	POSCO (Zhangjiagang) Stainless Co., Ltd.	R&D Center
	POSCO MOBILITY SOLUTION	STS Business Office R&D Group
Core Business Office Product Process Development Group
Core Business Office Mold Research Group
Engineering & Construction	POSCO Engineering & Construction,. LTD.	R&D Center
	POSCO A&C	R&D Center
Others	POSCO ENERGY CO., LTD.	Energy Business Development Office
	POSCO ICT	R&D Center
	POSCO CHEMICAL	R&D Center
Energy Material R&D Center
	POSCO M-TECH	R&D Center (Pohang)

B. R&D Expenses in 2021 (In millions of KRW)

Category	Business Area
	Steel	Trade	Engineering & Construction	Others	Total
Selling and Administrative Cost	84,583	—	3,868	35,174	123,628
Manufacturing Cost	342,209	—	3,042	207	345,457
R&D Cost (Intangible Assets)	(5,503)	—	1	11,814	6,312
Total*	421,289	—	6,911	47,195	475,397
Government Subsidy			536	—	536
R&D/Sales Ratio (%)**	1.03%	0.00%	0.11%	1.25%	0.62%

*	Total is R&D expenditure before deducting government subsidy
**	Total R&D expenses/ current sales volume x 100

III. Financial Statements

1. Consolidated Financial Statements

A. Summary

(In millions of KRW)

Account	2021	2020	2019
	As of December 31, 2021	As of December 31, 2020	As of December 31, 2019
[Total current assets]	46,621,631	35,830,815	34,842,374
Cash and cash equivalents	4,775,166	4,754,644	3,514,872
Other receivables, net	2,104,609	1,494,239	1,581,517
Other short-term financial assets	13,447,717	11,709,209	8,996,049
Trade accounts and notes receivable, net	10,061,982	8,120,619	9,078,351
Inventories	15,215,098	9,051,790	10,920,320
Other current assets	1,017,059	700,314	751,265
[Total non-current assets]	44,849,983	43,256,158	44,216,287
Other receivables, net	1,415,143	1,195,962	1,140,878
Other long-term financial assets	2,119,674	1,561,807	1,669,389
Investments in associates and joint ventures	4,514,647	3,876,249	3,927,755
Property, plant and equipment, net	29,596,698	29,400,141	29,925,973
Intangible assets, net	4,166,309	4,449,432	4,908,473
Other non-current assets	3,037,512	2,772,567	2,643,819
Total assets	91,471,614	79,086,973	79,058,661
[Total current liabilities]	21,083,623	16,854,968	16,323,690
[Total non-current liabilities]	15,583,048	14,557,413	14,940,264
Total liabilities	36,666,671	31,412,381	31,263,954
[Equity attributable to owners of the controlling company]	50,427,355	44,331,350	44,471,873
Share capital	482,403	482,403	482,403
Capital surplus	1,387,960	1,310,547	1,376,251
Hybrid bonds	199,384	199,384	199,384
Retained earnings	51,532,888	46,111,457	45,080,118
Other equity attributable to owners of the controlling company	(3,175,280)	(3,772,441)	(2,666,283)
[Non-controlling Interests]	4,377,588	3,343,242	3,322,834
Total equity	54,804,943	47,674,592	47,794,707

	From January 1, 2021 to December 31, 2021	From January 1, 2020 to December 31, 2020	From January 1, 2019 to December 31, 2019
Revenue	76,332,345	57,792,796	64,366,848
Operating profit	9,238,089	2,403,035	3,868,855
Profit	7,195,890	1,788,152	1,982,637
[Profit attributable to owners of the controlling company]	6,617,239	1,602,147	1,835,086
[Profit attributable to non-controlling interests]	578,651	186,005	147,551
Total comprehensive Income	8,013,489	1,570,204	2,129,105
[Total comprehensive income attributable to owners of the controlling company]	7,384,572	1,415,132	1,997,731
[Total comprehensive income attributable to non-controlling interests]	628,917	155,072	131,374
Earnings per share(KRW)	87,330	20,165	22,823
Number of Consolidated Companies	170	167	164

B. The Standards Used for Reporting the Financial Statements

The Company prepared its financial statements in accordance with the Korean-International Financial Reporting Standards (the “K-IFRS”) and applied it to each Company’s final financial statements.

2. Separate Financial Statements

A. Summary

			(In millions of KRW)
Account	2021	2020	2019
	As of December 31, 2021	As of December 31, 2020	As of December 31, 2019
[Total current assets]	25,918,880	19,579,954	18,216,066
Cash and Cash equivalents	2,042,274	1,822,660	978,139
Trade accounts and notes receivable, net	6,017,508	3,693,535	3,987,041
Other receivables, net	545,341	279,555	321,352
Other short-term financial assets	9,605,522	9,607,632	7,858,979
Inventories	7,623,202	4,093,829	4,988,530
Other current assets	85,033	82,743	82,025
[Total non-current assets]	38,323,879	37,215,015	37,494,700
Other receivables, net	274,253	84,037	56,468
Other long-term financial assets	1,326,565	1,072,817	1,257,896
Investments in Subsidiaries, associates, and joint ventures	16,002,640	14,883,152	15,069,857
Property, plant and equipment, net	19,772,299	20,216,932	20,132,199
Intangible assets, net	551,410	621,926	708,915
Other non-current assets	396,712	336,151	269,365
Total assets	64,242,759	56,794,969	55,710,766
[Total current liabilities]	7,868,269	5,089,111	3,331,446
[Total non-current Liabilities]	7,339,065	6,591,154	6,765,135
Total liabilities	15,207,334	11,680,265	10,096,581
[Share capital]	482,403	482,403	482,403
[Capital surplus]	1,339,289	1,339,289	1,252,220
[Hybrid bonds]	199,384	199,384	199,384
[Retained earnings]	49,734,492	45,781,777	45,372,411
[Other equity]	(2,720,143)	(2,688,149)	(1,692,233)
Total equity	49,035,425	45,114,704	45,614,185

Account	2021	2020	2019
	From January 1, 2021 to December 31, 2021	From January 1, 2020 to December 31, 2020	From January 1, 2019 to December 31, 2019
Revenue	39,920,201	26,509,920	30,373,511
Operating profit	6,649,600	1,135,197	2,586,359
Profit	5,181,227	965,863	1,175,712
Earnings per share(KRW)	68,360	12,123	14,592

B. The Standards Used for Reporting the Financial Statements

The company prepared its financial statements in accordance with the Korean - International Financial Reporting Standards (the “K-IFRS”).

IV. CORPORATE GOVERNANCE

1. Overview of Corporate Governance

A. Board of Directors (“BoD”)

(1) Board of Directors

The Board of Directors consists of five inside directors (Choi, Jeong-Woo, Kim, Hag-Dong, Chon, Jung-Son, Chung, Chang-Hwa and Jeong, Tak) and seven outside directors (Chang, Seung-Wha , Kim, Shin-Bae, Chung, Moon-Ki, Kim, Sung-Jin, Pahk, Heui-Jae Kim, Yoo, Young-Sook, and Kwon, Tae-Kyun).

The Board of Directors manages the following six Special Committees:

(a) ESG Committee

(b) Director Candidate Recommendation Committee

(c) Evaluation and Compensation Committee

(d) Finance Committee

(e) Audit Committee

(f) Executive Management Committee

Composition of the Special Committees under the BoD and their Functions(as of March 10, 2022)

Category	Composition	Directors	Major Functions
ESG Committee	3 Outside Directors, 1 Inside Director	Kim, Shin-Bae (Chairman) Chang, Seung-Wha Yoo, Young-Sook Kim, Hag-Dong

(1)   Review of low-carbon policies related to environment and climate change

(2)   Preliminary review on safety and health plans

(3)   Preliminary review of the operation of BoD and Special Committees

A. Development of agenda and establishment of operation standards for the BoD and Special Committees

B. Preliminary review of amendment or repeal of the Operational Regulations of the BoD

C. Preliminary review of establishment and operation of Special Committees within the BoD

(4)   Execution monitoring and report publication related to ESG

(5)   Deliberation and resolution on donations exceeding KRW 100 million and KRW 1 billion and less, as well as preliminary review on donations exceeding KRW 1 billion

(6)   Matters related with internal transactions in accordance with the Monopoly Regulation and Fair Trade Act

A. Review of issues and improvement measures in relation to internal transactions

B. Preliminary review of internal transactions (KRW 100 billion or more in transaction amount)

C. Deliberation and resolution on internal transactions (KRW 5 billion or more and less than KRW 100 billion in transaction amount)

(7)   Appointment of fair trade compliance officer

Director Candidate Recommendation Committee	3 Outside Directors	Chung, Moon-Ki (Chairman) Kim, Sung-Jin Kwon, Tae-Kyun

(1)   Qualification assessment of Outside Director candidates and candidate nomination at the general meeting of shareholders

(2)   Pre-screening and qualification assessment of Inside Director candidates

(3)   Preliminary review of appointing the Committees members

(4)   Preliminary review of appointing the Representative Directors among Inside Directors (excluding the CEO)

(5)   Operation of the Outside Director Candidate Recommendation Advisory Group

(6)   Other matters necessary to nominate Outside Director candidates

Evaluation and Compensation Committee	4 Outside Directors	Pahk, Heui-Jae (Chairman) Chung, Moon-Ki Kim, Sung-Jin Yoo, Young-Sook

(1)   Development of management succession and executive development plans

(2)   Establishment and execution of executive evaluation and compensation plans

(3)   Preliminary review on compensation and retirement allowance of Directors

Finance Committee	3 Outside Directors; 1 Inside Director	Kwon, Tae-Kyun (Chairman) Kim, Shin-Bae Chang, Seung-Wha Chon, Jung-Son

(1)   Establishment of policies for company’s internal values and financial soundness

(2)   Preliminary review in case of filing in litigation or arbitration, or responding to reconciliation or mediation in the process of trial or taking any equivalent level of legal actions with the amount of KRW 100 billion or more

(3)   External Investments

A. Preliminary review of new external investments, capital increase and disposal of share in the invested entity executed by a non-steel business division (KRW 100 billion or more. Investment and capital increase include borrowings and liabilities that the company takes)

B. Approval of new external investments, capital increase and disposal of share in the invested entity executed by a non-steel business division (From KRW 10 billion to less than KRW 100 billion. Investment and capital increase includes borrowings and liabilities that the company takes)

(4)   Deliberation and resolution on bond issuance and important borrowings (including refinancing borrowings exceeding KRW 100 billion)

(5)   Preliminary review on bond issuance and important borrowings (new long-term borrowings exceeding KRW 100 billion)

(6)   Deliberation and resolution on offering non-current assets as collateral

(7)   Deliberation and resolution on takeover of debt such as collateral, guarantee, etc. from invested company (excluding the case involving steel investment)

Audit Committee	3 Outside Directors	Kim, Sung-Jin (Chairman) Chung, Moon-Ki Pahk, Heui-Jae

(1)   Setting the work scope of the committee

(2)   Matters that the BoD or Representative Directors delegated

(3)   Request for Extraordinary general meeting of shareholders

(4)   Consulting of external experts

(5)   Audit of the legitimacy of management’s business execution

(6)   Review soundness and validity of the company’s financial activities and the appropriateness of financial reporting

(7)   Review the validity of important accounting standards or changes in accounting estimates

(8)   Evaluation of the operation status of the internal accounting management system

(9)   Evaluation of the internal control system

(10)  Agreement on appointment or dismissal of internal audit department representative

(11)  Contract for appointment, remuneration and non-audit services of independent auditors

(12)  Evaluation of independent auditors’ audit activities

(13)  Report internal audit department’s annual audit plan and results

(14)  Report on the evaluation results of the company’s ethical compliance

(15)  An independent auditor reports on important facts of the company’s Directors’ misconduct or violation of laws or Articles of Incorporation

(16)  Report that independent auditors violation of the company’s accounting standards

(17)  Other matters deemed necessary by each committee member

Executive Management Committee	5 Inside Directors	Choi, Jeong-Woo (Chairman) Kim, Hag-Dong Chon, Jung-Son Kim, Hag-Dong Chung, Chang-Hwa Jeong, Tak

1. Business

(1)   Important matters in the corporate employee hierarchy, development of human resources and adjustment

(2)   Important changes in terms of working conditions and welfares

(3)   New establishment plan for chair-professor

(4)   Housing Policy Establishment (Housing fund support standard and plan for housing construction)

(5)   Decision on closure of shareholders’ registry

2. Finance

(1)   Preliminary review on in-house investment plan (New establishment or expansion investment of KRW 200 billion or more)

(2)   Approval of in-house investment plan

•   New establishment or expansion investment from KRW 10 billion to less than KRW 200 billion

•   Investment other than new establishment or expansion: KRW 10 billion or more.(In the case of ordinary investment, the investment amount is for KRW 5 billion or more)

(3)   Preliminary review on steel business division: New external investments, capital increase and disposal of shares in the invested entity (From KRW 100 billion or more, Investment and capital increase includes borrowings and liabilities that the company takes)

(4)   Approval on steel business division: New external investment, capital increase, and disposal of shares in the invested entity (From KRW 10 billion to less than KRW 100 billion, investment and capital increase to includes borrowings and liabilities that the company takes)

(5)   Acquisition or disposal of tangible· intangible fixed assets and important investment assets from KRW 10 billion to less than KRW 200 billion

(6)   Approval technology application and technology sales contract over USD 1 million

(7)   Acquisition of debt such as guarantee for invested company’s collateral involving steel investments

3.  Other matters that the Chairman deems necessary or are deemed necessary by each committee member

*

In order to strengthen the roles of the Board of Directors regarding ESG related matters, the Special Committees were reorganized including new establishment of the ESG Committee at the General Meeting of Shareholders held on March 12, 2021.

*

In order to strengthen independence of the Director Candidate Recommendation Committee, on August 13, 2021, the Board of Directors amended the Operational Regulation of Board of Directors so that the Director Candidate Recommendation Committee consists of only Outside Directors.

(2) List of Outside Directors (As of December 31, 2021)

Name	Experience	Relation with Majority Shareholder	Remarks
Chang, Seung-Wha

•   Dean of Seoul National University School of Law (June 2018 ~ Present)

•   Professor of Law, Seoul National University (1995 ~ Present)

•   World Trade Organization(WTO) as the Appellate Body Member (May 2012 ~ September 2016)

•   Member, International Chamber of Commerce(ICC) Court of Arbitration (2000 ~ 2013)

•   LL.M and Doctorate in International Trade Law from Harvard Law School (1994)

		None	Chairman of the Board of Directors
Yoo, Young-Sook

•   Chairperson of the Board(non-permanent), Climate Change Center(January 2020 ~Present)

•   Principal Research Scientist, Korea Institute of Science and Technology(KIST)(March 1994 ~May 2021)

•   Director(non-permanent), Research Institute of Industrial Science & Technology(2014)

•   Co-President, Climate Change Center(2014)

•   Minister, Ministry of Environment(2011~2013)

•   Vice President, KIST(2009)

•   Head of Biological Science Research, KIST(2007)

•   Senior Research Scientist, KIST(1990)

None
Kwon, Tae-Kyun

•   Senior Adviser, Yulchon LLC.(2015~June. 2021)

•   Outside Director, SAMSUNG ELECTRO-MECHANICS CO., LTD.(2014~2020)

•   Outside Director, MIRAE ASSET DAEWOO CO., LTD.(2017~2019)

•   Ambassador, Korea to the United Arab Emirates(2010~2013)

•   Chief Administrator, Public Procurement Service(2009)

•   Head of Trade and Investment Office, Ministry of Knowledge Economy(2008)

•   Deputy Minister for Free Economic Zone Planning, MOFE(2007)

•   Commissioner, Korea Financial Intelligence Unit, MOFE(2006)

•   Economic Councilor, OECD Representative(2001)

•   Finance and Economy Adviser, Office of the President(1996)

•   Country Officer, Asian Development Bank(1992)

None
Kim, Shin-Bae

•   Vice Chairman, SK Group (January 2010 ~ February 2013)

•   President, Korea IoT (Internet of Things) Association (March 2005 ~ March 2012)

•   President and CEO, SK Telecom (March 2004 ~ December 2008)

•   M.B.A., Wharton School, University of Pennsylvania (1985)

None
Chung, Moon-Ki

•   Professor in Accounting, Sungkyunkwan University (2016~Present)

•   Partner and Chief Quality Officer, Samil PwC (1981~2012)

•   Committee Member, Accounting Review Committee of Financial Supervisory Service

•   Ph.D. in Accounting, Sungkyunkwan University

None
Kim, Sung-Jin

•   Adjunct Professor at Department of Economics, Seoul National University (2011 ~ Present)

•   Minister of Maritime Affairs and Fisheries (2006 ~ 2007)

•   Administrator of the Small and Medium Business Administration (2004 ~ 2006)

•   Ph.D. in Economics Kansas State University (1991)

None
Pahk, Heui-Jae

•   Professor in Mechanical & Aerospace Engineering, Seoul National University (March 1993 ~ Present)

•   Chairman of the Board, Korea Youth Foundation (May 2016 ~ Present)

•   Head of R&D Strategic Planning, Ministry of Trade, Industry and Energy (April 2013 ~ April 2016)

•   SNU Precision CEO (February 1998 ~ December 2016)

•   Ph.D in Mechanical Engineering, Seoul National University (1990)

None

(3) List of Key Activities of the Board of Directors (January 1, 2021 ~ March 10, 2022)

No.	Date	Agenda	Approval
2021-1	January 20, 2021	1. Approval of participation in POSCO CHEMICAL’s capital increase with consideration	All 1 Case Approved
2021-2	January 28, 2021

•   Deliberation Agenda

1.  Approval of the 53rd financial statements and schedule for the general meeting of shareholders

•   Report Agenda

1.  Business performance of the fiscal year of 2020

2.  Report on internal control over financial reporting

3.  Assessment on the effectiveness of internal control over financial reporting

All 1 Case Approved
2021-3	February 18, 2021

1.  Plans to strengthen roles of the Board of Directors in relation to ESG

2.  Recommendation of Inside Directors candidates (other than the candidate for the Representative Director & CEO)

3.  Agendas for the 53rd general meeting of shareholders

Correction Approval Approved Approved
2021-4	March 12, 2021	1. Appointment of the Chairman of the BoD 2. Appointment of the Representative Director CEO 3. Appointment of Representative Directors and Inside Directors 4. Appointment of Special Committees members	All 4 Cases Approved
2021-5	April 9, 2021	1. Investment on commercial plant for hard rock lithium	All 1 Case Approved
2021-6	May 14, 2021

•   Deliberation Agenda

1.  Resolution on the dividend for the 1st quarter of 2021

2.  POSCO health and safety plan for 2021

3.  Joint Venture company establishment with HBIS Group Co., Ltd.

4.  Equity investment in an Australian nickel production company

5.  Transaction Plans with affiliates for the fiscal year of 2021

•   Report Agenda

1.  Business performance of the 1st quarter of 2021

2.  Status of global steel growth strategy implementation

3.  The performance and assessment of Board of Directors for 2020

All 5 Case Approved
2021-7	August 13, 2021

•   Deliberation Agenda

1.  Resolution on the dividend for the 2nd quarter of 2021

2.  Financing plan of 2021

3.  Financial contribution to the joint labor welfare fund with partner companies

4.  Amendment of the Operational Regulation of Board of Directors

•   Report Agenda

1.  Implementation status of the BoD resolved agendas

2.  Business performance of the 2nd quarter of 2021

3.  Group research center establishment plan

All 4 Cases Approved
2021-8	November 15, 2021

•   Deliberation Agenda

1.  Resolution on the dividend for the 3rd quarter of 2021

2.  Increase production capacity of eco-friendly electrical steel of Gwangyang Steel Works

3.  Contributed acceptance of sculpture in Pohang Hwanho park

•   Report Agenda

1.  Business performance of the 3rd quarter of 2021

All 3 Cases Approved

2021-9	December 10, 2021

•   Deliberation Agenda

1.  Approval of the vertical spin-off plan, convocation of an extraordinary general meeting of shareholders, and setting a reference date

2.  Mid-term business strategy and business plan for 2022

3.  POSCO Argentina’s capital increase and payment guarantee

4.  Year-end donation for the underprivileged

5.  Improvement of executive compensation system and performance evaluation

•   Report Agenda

1.  Implementation status of the BoD resolved agendas for the fiscal year of 2021

2.  Review of the compliance system observance

3.  Safety and Health activities for 2021 and future plans

All 5 Case Approved
2022-1	January 4, 2022	1. Amendment of articles of incorporation of new steel subsidiary related to vertical spin-off	All 1 Case Approved
2022-2	January 28, 2022

•   Deliberation Agenda

1.  Approval of the 54th financial statements and schedule for the general meeting of shareholders

2.  Disposal of treasury stocks in accordance with employee stock ownership program implementation

•   Report Agenda

1.  Business performance of the fiscal year of 2021

2.  Report on internal control over financial reporting

3.  Assessment on the effectiveness of internal control over financial reporting

All 2 Cases Approved
2022-3	February 17, 2022

•   Deliberation Agenda

1.  Recommendation of Inside Directors candidates and Non-Standing Director candidate

2.  Agendas for the 54th general meeting of shareholders

•   Report Agenda

1.  Amendment of the Operational Regulation of Board of Directors in accordance with conversion to a holding company

All 2 Cases Approved
2022-4	March 2, 2022	1. Approval of public notice replacing general shareholder’s meeting to report the completion of Spin-off and inaugural general meeting 2. Approval of registration of relocation of Headquarters	All 2 Cases Approved

Major Activities of Outside Directors on the Board of Directors (January 1, 2021 ~ March 10, 2022)

No.	Date	Participation of the Outside Directors (the Number of total Outside Directors)	Remarks
2021-1	January 20, 2021	7 (7)	—
2021-2	January 28, 2021	7 (7)	—
2021-3	February 18, 2021	7 (7)	—
2021-4	March 12, 2021	7 (7)	—
2021-5	April 9, 2021	7 (7)	—
2021-6	May 14, 2021	7 (7)	—
2021-7	August 13, 2021	7(7)	—
2021-8	November 15, 2021	7(7)	—
2021-9	December 10, 2021	7(7)	—
2022-1	January 4, 2022	7(7)	—
2022-2	January 28, 2022	7(7)	—
2022-3	February 17, 2022	7(7)	—
2022-4	March 2, 2022	7(7)	—

(4)	Special Committees under the BoD and Their Activities (From January 1, 2021 to March 10, 2022)

•	Major Activities of Director Candidate Recommendation and Management Committee (January 1, 2021~March 10, 2022)

Date	Agenda	Approval
January 28, 2021	• Deliberation Agenda 1. Qualification review and recommendation of the Outside Directors candidates	Approved
February 18, 2021

•   Deliberation Agenda

1.  Recommendation of the Outside Directors candidates

•   Preliminary Review

1.  Qualification review of the Inside Directors candidates

2.  Plans to strengthen roles of the Board of Directors in relation to ESG matters

Approved — —

•	Major Activities of Finance and Related Party Transaction Committee (January 1, 2021~March 10, 2022)

Date	Agenda	Approval
January 28, 2021	• Deliberation Agenda 1. Contribution to the Labor Welfare Fund	Approved

•	Major Activities of Evaluation and Compensation Committee (January 1, 2021~March 10, 2022)

Date	Agenda	Approval
January 27, 2021	• Deliberation Agenda 1. Evaluation of the business performance for the fiscal year of 2020	— Approved

•	Major Activities of Evaluation and Compensation Committee (March 12, 2021~March 10, 2022)

Date	Agenda	Approval
November 4, 2021	• Preliminary Review 1. Improvement of executive compensation system and company performance evaluation	—
December 10, 2021	• Preliminary Review 1. Improvement of executive compensation system and performance evaluation	—
January 27, 2022	• Deliberation Agenda 1. Evaluation of the business performance for the fiscal year of 2021	Approved

•	Major Activities of Director Candidate Recommendation Committee (March 12, 2021~March 10, 2022)

Date	Agenda	Approval
August 13, 2021	• Report Agenda 1. Review on Outside Director candidate pool	—
December 10, 2021	• Deliberation Agenda 1. Operation of the Outside Director Candidate Recommendation Advisory Panel • Report Agenda 1. Review on Outside Director candidate pool	Approved —
January 28, 2022	• Deliberation Agenda 1. Qualification review and recommendation of the Outside Directors candidates	Approved
February 17, 2022	• Deliberation Agenda 1. Recommendation of the Outside Directors candidates • Preliminary Review 1. Qualification review of the Inside Directors candidates and Non-Standing Director candidate	Approved —

•	Major Activities of ESG Committee (March 12, 2021~March 10, 2022)

Date	Agenda	Approval
April 22, 2021	• Deliberation Agenda 1. Plan for publishing Corporate Citizenship Report 2020 • Report Agenda 1. 2050 Carbon Neutral Declaration and Implementation Status	Approved —
May 13, 2021	• Preliminary Review 1. POSCO health and safety plan for 2021	—
August 13, 2021

•   Preliminary Review

1.  Amendment of the Operational Regulation of Board of Directors

2.  Financial contribution to the joint labor welfare fund with partner companies

•   Deliberation Agenda

1.  Venture fund investment for new growth businesses

2.  The 2nd investment in POSCO-HY Clean Metal

•   Report Agenda

1.  Fair Trade Voluntary Compliance Program Operation Status in 2021

— — Approved Approved —
November 4, 2021

•   Preliminary Review

1.  Contributed acceptance of sculpture in Pohang Hwanho park

•   Deliberation Agenda

1.  Investment in kind on Dongho-an site for 2nd LNG terminal
(Internal Transaction)

2.  Lease contract for lime calcination plant(Internal Transaction)

— Approved Approved
December 9, 2021

•   Preliminary Review

1.  Year-end donation for the underprivileged

•   Deliberation Agenda

1.  Acquisition of POSCO Terminal shares(Internal Transaction)

2.  POSCO brand license contract with POSCO E&C(Internal Transaction)

3.  Donation of traffic control cameras outside Pohang Steel works gate

— Approved Approved Approved
January 28, 2022	• Deliberation Agenda 1. Contribution to the Labor Welfare Fund(Internal Transaction) 2. Financial contribution to the joint labor welfare fund with partner companies (Internal Transaction)	— Approved Approved

•	Major Activities of Finance Committee (March 12, 2021~March 10, 2022)

Date	Agenda	Approval
April 9, 2021	• Preliminary Review 1. Investment on commercial plant for hard rock lithium	—
May 14, 2021	• Preliminary Review 1. Equity investment in an Australian nickel production company	—
August 11, 2021	• Deliberation Agenda 1. Venture fund investment for new growth businesses 2. Payment Guarantee Plan for PT. Krakatau POSCO • Preliminary Review 1. Financing plan of 2021	Approved Approved —
October 8, 2021	• Deliberation Agenda 1. Payment Guarantee Plan for developing Hardey mining area of API	Approved
November 4, 2021	• Deliberation Agenda 1. Investment in kind on Dongho-an site for 2nd LNG terminal	Approved
December 9, 2021

•   Preliminary Review

1.  POSCO Argentina’s capital increase and payment guarantee

•   Deliberation Agenda

1.  Establishment of a joint venture for solid electrolyte business

2.  Short-term borrowing limits set in 2022

3.  Payment guarantee plan of POSCO Asia

4.  Acquisition of POSCO Terminal shares

— Approved Approved Approved Approved
February 17, 2022	• Deliberation Agenda 1. Equity investment in an all-solid-state battery manufacturing company	Approved

•	Major Activities of Executive Management Committee (January 1, 2021 ~ March 10, 2021)

Date	Agenda	Approval
March 23, 2021

•   Deliberation Agenda

1.  Exhaust gas purification facility replacement at Gwangyang #1 sintering factory

2.  EIC facility replacement at Gwangyang #2-4 casting machine

3.  Reclamation work for Gwangyang facility expansion site

4.  Carbon credit trading plan

All 4 Cases Approved
April 20, 2021

•   Preliminary Review

1.  Joint Venture company establishment with HBIS Group Co., Ltd.

•   Deliberation Agenda

1.  Pohang education center dormitory construction

2.  Gwangyang education center construction

3.  Construction of Park1538 Gwangyang PR Hall

— Approved Approved Approved
May 25, 2021	• Deliberation Agenda 1. Improvement of facilities in Gwangyang #2 power plant	Approved
June 15, 2021	• Deliberation Agenda 1. Establishment of refrigeration facilities in Pohang #2 Chemical conversion factory to increase desulfurization capacity	Approved
July 20, 2021	• Deliberation Agenda 1. Investment in high-purity nickel refining business for batteries 2. Replacement of air blowing facilities in Gwangyang #3, #4 and #5 blast furnace	All 2 Cases Approved
August 24, 2021	• Deliberation Agenda 1. Improvement of #2 Hot strip mill furnace of Pohang Steel Works 2. Automization of #2 Hot strip mill HPL of Gwangyang Steel Works 3. Carbon credit trading plan	All 3 Cases Approved
September 28, 2021	• Deliberation Agenda 1. Improvement of Electrical substation of Gwangyang 2. Trial run of INNOVILT(Steel product for construction) used housing project 3. Establishment of oxygen and nitrogen tank	Approved Approved Correction Approval
October 19, 2021

•   Preliminary Review

1.  Increase production capacity of eco-friendly electrical steel of Gwangyang Steel Works

•   Deliberation Agenda

1.  Increase abililty of dust collection machine of 3,4 Sintering factory of Pohang

2.  Establishment of Smart integrated logistics system

— Approved Approved
November 16, 2021	• Deliberation Agenda 1. Establishment of a new facility management system	Approved
December 14, 2021	• Deliberation Agenda 1. Improvement of Pohang #3 KR slag cooling-field environment	Approved

B. Audit Committee

(1) Composition of the Audit Committee

Name	Qualifications	Remarks
Kim, Sung-Jin Chung, Moon-Ki Pahk, Heui-Jae	Satisfies the requirements stipulated in the Korean Commercial Act	Chairman — —

(2) Major Activities of the Audit Committee (January 1, 2021 ~ September 30, 2020)

Session	Date	Agenda	Approval
1	January 27

•   Deliberation Agenda

1.  Consent to appoint the head of the internal audit department

2.  Assessment of internal control over financial reporting in 2020

3.  Approval of audit and non-audit services for POSCO and subsidiaries

•   Report Agenda

All 3 Cases Approved
		1. Report of operation of internal control over financial reporting in 2020	—
		2. Report on approval of POSCO E&C’s audit service contract	—
		3. The result of internal audit for the fiscal year of 2020 and audit plans for the fiscal year of 2021	—
		4. Audit Committee activities in 2020	—
		5. The assessment on the executives’ and employees’ conformity to the code of ethics for the fiscal year of 2020	—
2	February 17	• Deliberation Agenda 1. Internal audit result for the 53rd term • Report Agenda 1. External audit result for the 53rd term	Approved —
3	February 18	• Deliberation Agenda 1. Review of agenda for general meeting of shareholders	Approved

•	At the 53rd General Meeting of Shareholders held on March 12, 2021, due to Bahk, Byong-Won’s expiration of term in the Audit Committee, a new Audit Committee member, Kim, Sung-Jin was elected.

Session	Date	Agenda	Approval
4	March 12	• Deliberation Agenda 1. Appointment of the chairman of the audit committee	Approved
5	April 23	• Report Agenda
		1. POSCO E&C and POSCO ICT deficit projects status and management plans	—
		2. Operation plan for Internal Accounting Management Policy in 2021	—
		3. Results of internal audit on the consolidated financial statements for the 1st quarter of 2021	—
		4. Review of the impact of amendments to the U.S. listed company regulations on independence of external auditors	—
		5. The results of the 20-F audit for 2020 and the results of external reviews on the consolidated financial statements for the 1st quarter of 2021	—

Session	Date	Agenda	Approval
6	August 12	• Deliberation Agenda 1. Approval on audit contract for POSCO Lithium Solution and POSCO-HY Clean Metal • Report Agenda	Approved
		1. Approval report for PT.KP audit service contract change	—
		2. Approval report for POSCO non-audit service contract	—
		3. Results of internal audit on the consolidated financial statements for the 2nd quarter of 2021	—
		4. Results of external review of the consolidated financial statements for the 2nd quarter of 2021	—
		5. External Auditor Audit Activity Evaluation Results for the year 2020	—
		6. Internal audit performance in the 1st half of 2021 and plans for the 2nd half of 2021	—
7	October 8	• Report Agenda 1. Audit trends and issues including PCAOB Supervising case	—
8	November 11

•   Deliberation Agenda

1.  Approval of POSCO non-audit service contract

2.  Approval of POSCO audit service contract

3.  Results of interal audit on the consolidated financial statements for the 3rd quarter of 2021

4.  Internal audit performance of 2021 and plans for 2022

•   Report Agenda

All 4 Cases Approved
		1. Result of external review of the consolidated financial statement for the 3rd quarter of 2021	—
		2. Result of inspection for core business checklist of overseas corporation	—

Changes after December 31, 2021 (January 1, 2022 ~ March 10, 2022)

Session	Date	Agenda	Approval
1	January 27

•   Deliberation Agenda

1.  Assessment of internal control over financial reporting in 2021

2.  Review of the agendas for the extraordinary General Meeting of Shareholders

3.  Approval of audit and non-audit services for POSCO and subsidiaries

4.  Audit Committee activities in 2021

5.  The assessment on the executives’ and employees’ conformity to the code of ethics for the fiscal year of 2021

•   Report Agenda

All 5 Cases Approved
		1. Report of operation of internal control over financial reporting in 2021	—
2	February 16	• Deliberation Agenda 1. Internal audit result for the year 2021 • Report Agenda 1. External audit result for the year 2021	Approved —
3	February 17	• Deliberation Agenda 1. Review of the agendas for the Ordinary General Meeting of Shareholders	Approved

C. Voting Rights of Shareholders

(1)	The Cumulative Voting System: The cumulative voting system was introduced at the 36th general meeting of shareholders on March 12, 2004.

(2)	Voting by Mail: The voting-by-mail system was introduced at the 36th general meeting of shareholders on March 12, 2004.

(3)	The Electronic Voting System: The electronic voting system was determined at the Board of Directors meeting on February 20, 2019.

D. Compensation of Directors and Officers

(1) The Salary of Directors and Audit Committee Members

(In millions KRW)

Category	No. of people	Total payment	Average payment (Per person)	Ceiling amount approved at the general meeting of shareholders	Remarks
Inside Director	5	6,247	1,122	10,000	—
Outside Director (Excluding Audit Committee Members)	4	360	81		—
Members of the Audit Committee	3	259	86		—

No. of people : The number of Directors and the Audit Committee members who are in office as of December 31, 2021.
Total payment : The total amount of remuneration paid to all Directors, including the Audit Committee members, who served from January 1 to December 31, 2021.
Average payment per person is calculated based on the paid amount to the current Directors and Audit Committee members as of December 31, 2021.